

April 5, 2013

Via E-mail
Dennis J. Hickey
Chief Financial Officer
Colgate Palmolive Company
300 Park Avenue
New York, NY 10022

> **Re: Colgate Palmolive Company**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2013**
> **File No. 1-644**

Dear Mr. Hickey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition and Results of … page 15

Executive Overview and Outlook, page 15

2. We note that during your fourth quarter and fiscal year-end 2012 earnings conference call held on January 31, 2013, you indicated that the Venezuelan devaluation would have an

impact on many things, including your ability to generate interest income in future periods. Please show us how you will revise your MD&A in future filings, beginning with your Form 10-Q for the period ended March 31, 2013, to address the following, if material:

- Provide disaggregated financial information including a summarized balance sheet, income statements, and cash flow statements for your Venezuelan operations;
- Describe all likely implications of the devaluation, from both an accounting and operational standpoint;
- Discuss any changes in profitability related to the increase in the cost of imports and in-country sales prices of imported goods due to the devaluation;
- Discuss any government pressures on vendors not to change sales prices and the expected effect on profitability after the devaluation;
- Describe any business practices or policies that have changed or are expected to change as a result of the devaluation; and
- If applicable, explain and quantify where possible the effect of the devaluation on your compliance with any debt covenants.

Results of Operations, page 17

Segment Results, page 23

3. We note that during your fourth quarter and fiscal year-end 2012 earnings conference call held on January 31, 2013, you provided detailed discussions regarding both significant product launches by segment and regional market share by product category. Since it appears that both of these items are important to the manner in which management views and analyzes the business, we believe that your MD&A may benefit in future filings from similar disclosures. For example, we note that in your earnings call transcripts you have mentioned that in the U.S. the fastest-growing segment is Natural's, a segment consisting of dozens of brands where you are under-represented. Your launch of Hill's Science Diet Ideal Balance in 2011 was an initiative to address this situation. We also note the discussion in your earnings calls and earnings release mentioning your strategy of re-launching Science Diet and introducing new products. Please show us in your supplemental response what your future filing revisions will look like.

4. As a related matter, please revise to explain the reasons behind significant fluctuations in each of your various income statement line items. For example, you mention on page 23 that volume growth and net selling prices increased during 2012 in both North American and Latin America while net selling prices decreased in Europe/South Pacific during 2011 and 2012. In is unclear what factors were driving the volume growth and changes in selling prices both overall and in each segment. To the extent there were multiple factors, please separately quantify the impact of each factor and discuss in greater detail the reason(s) for each change. For example, if the volume growth was attributable to new product launches, please identify and quantify the launches which had the greatest impact upon your results. Please show us in your supplemental response what your future filing revisions will look like.

Hill's Pet Nutrition, page 26

5. We note that in your discussion of Hill's Pet Nutrition in your fourth quarter earnings call transcript you indicated that the Science Diet formulation will contain 100% natural ingredients with quality animal proteins and no by-products. We note that these ingredients generally cost substantially more than those ingredients (e.g. cornmeal and soy) included in the prior formulation. In your fourth quarter earnings call transcript you indicated that you do not intend to increase the price or change package sizing to offset these increased costs. In future filings, please disclose the impact the increased costs will have on net sales, revenues and income, if material. Please refer to Item 303 of Regulation S-K and SEC Release 33-8350.

6. We note that there have been volume declines for Hill's Pet Nutrition in the U.S., Japan and Europe over the past three years. In future filings, please expand your disclosure to address this trend, if material.

Consolidated Financial Statements, page 42

15. Segment Information, page 78

7. You disclose on page 78 that the operations of your Oral, Personal and Home Care segment are managed geographically in four reportable operating segments. So that we may more clearly understand your segment reporting, please tell us supplementally each of your operating segments and, if applicable, explain to us how you met each of the criteria in ASC 280-10-50-11 in aggregating two or more operating segments into the same reportable segment.

Definitive Proxy Statement on Schedule 14A

Cash Bonuses, page 30

8. We note that you have identified the Currency Neutral Earnings Per Share goal upon which you based cash awards in 2012 ($5.38). We also note that executives were given an "assigned bonus award opportunity", expressed as a percentage of salary, and that payouts could range from zero, if performance fell below a "threshold level" to a maximum of some multiple of the assigned award opportunity for each officer. In future filings, please clarify what earnings per share or other goal amounts were necessary to meet threshold, target and maximum payout levels. For example, it appears that the officers received the maximum payout with respect to the earnings per share measure, and that this was adjusted upward for the organic sales growth measure. But it is unclear whether this is because the P&O Committee set $5.38 as the goal to receive the maximum multiple of assigned bonus award opportunity, and also what goal was set to achieve only the assigned bonus award opportunity, and whether that goal is also the threshold below which no bonus would be paid.

Please show us supplementally what your revised disclosure would have looked like for 2012.

Recognition and Retention Awards, page 34

9. We note your disclosure that the P&O Committee granted stock options and restricted stock awards to named executive officers to recognize their contributions and ensure their continued service. In future filings, please elaborate on the nature of each officer's specific contributions and achievements to give better context for demonstrating the basis for the Committee's specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight into how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K. Please also provide us supplementally with a draft of what your disclosure would have looked like for 2012.

Grant of Plan-Based Awards, page 38

10. We note your disclosure on page 31 that cash bonuses payouts range from zero, if performance falls below a threshold level, to a maximum of two times for Mr. Cook and Mr. Skala and 1.5 times for the other named executive officers. In future filings, please disclose the amounts payable at the threshold level in the threshold column under Estimated Possible Payouts Under Non-Equity Incentive Plan Awards section of the Grant of Plan-Based Awards table.

Director Compensation, page 54

11. It appears that Mrs. Hancock's charitable contribution amount exceeds the $8,000 program limit described in footnote 4. Please explain and revise in future filings to the extent appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief